UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Allied Motion Technologies Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
019330109 (CUSIP Number)
Alexis P. Michas
Juniper Investment Company, LLC
555 Madison Avenue, 24th Floor
New York, New York 10022
(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
January 17, 2018

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 019330109		Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,805
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,805
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 10 Pages

SCHEDULE 13D
CUSIP No. 019330109		Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,805
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,805
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 10 Pages

SCHEDULE 13D
CUSIP No. 019330109		Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,805
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,805
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 10 Pages

SCHEDULE 13D
CUSIP No. 019330109		Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,805*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,805*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,805*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

_____________________________
* Excludes 40 shares held by Mr. Michas’s children, as to which Mr. Michas disclaims beneficial ownership.

Page 5 of 10 Pages

SCHEDULE 13D
CUSIP No. 019330109		Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,805
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,805
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 10 Pages

Item 1.	Security and Issuer.
Item 1 is hereby amended and restated in its entirety to read as follows:
This Amendment No. 6 the statement on Schedule 13D (this “Amendment No. 6”) relates to the common stock, no par value (the “Shares”), of Allied Motion Technologies Inc., a Colorado corporation (the “Issuer”), and hereby amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 28, 2013 (the “Initial Schedule”), as amended by Amendment No. 1 filed on August 30, 2013 (the “Amendment No. 1”), as amended by Amendment No. 2 filed on April 8, 2015 (the “Amendment No. 2”), as amended by Amendment No. 3 filed on September 1, 2017 (the “Amendment No. 3” ), as amended by Amendment No. 4 filed on November 4, 2017 (the “Amendment No. 4”), as amended by Amendment No. 5 filed on December 11, 2017 (the “Amendment No. 5” and together with the Initial Schedule, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.  The Issuer’s principal executive offices are located at 495 Commerce Drive, Amherst, NY 14228.
Item 3.	Source and Amount of Funds or Other Consideration.
The Shares held by Juniper Targeted Opportunity Fund, L.P. that are the subject of this Schedule 13D were purchased with funds obtained through capital contributions from investors in Juniper Targeted Opportunity Fund, L.P.  Such Shares were purchased in open market purchases for an aggregate purchase price of approximately $2,987,000, excluding brokerage commissions.
Item 4.	Purpose of Transaction.
This Amendment No. 5 to the Statement relates to the transactions by the Reporting Persons more fully described in Item 5 below.
The Shares initially had been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.
Item 5.	Interest in Securities of the Issuer.
As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 408,805 Shares, constituting approximately 4.3% of the then outstanding Shares.  As of the date of this Schedule 13D, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:
(i)          Juniper Targeted Opportunity Fund, L.P. (“Juniper Targeted Opportunity Fund”) beneficially owned 408,805 Shares, constituting approximately 4.3% of the then outstanding Shares.

Page 7 of 10 Pages

(ii)         Juniper HF Investors II, LLC (“Juniper HF Investors”), as the general partner of Juniper Targeted Opportunity Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 408,805 Shares, constituting approximately 4.3% of the then outstanding Shares.  Juniper HF Investors disclaims beneficial ownership of such Shares for all other purposes.
(iii)        Juniper Investment Company, LLC (“Juniper Investment Company”),  as the investment advisor of Juniper Targeted Opportunity Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Act) 408,805 Shares, constituting approximately 4.3% of the then outstanding Shares.  Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.
(iv)        Each of Messrs. Michas and Bartholdson, as the managing members of Juniper HF Investors and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 408,805  Shares, constituting approximately 4.3% of the then outstanding Shares.  Messrs. Michas and Bartholdson disclaim beneficial ownership of such Shares for all other purposes.  In addition, with respect to Mr. Michas, this excludes 40 Shares held by Mr. Michas’s children, as to which Shares Mr. Michas disclaims beneficial ownership.
(b)          Juniper Targeted Opportunity Fund has the power to vote or direct the vote of 408,805 Shares and the power to dispose or direct the disposition of such Shares.  Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson may be deemed to share with Juniper Targeted Opportunity Fund the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
(c)          Set forth on Exhibit A to this Schedule 13D is a list of transactions in the Shares effected by Juniper Targeted Opportunity Fund in the past sixty days.  These transactions were all effected in the open market through a broker.  Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Schedule 13D.
(d)          To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.
(e)          As of January 17, 2018, the Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response to Item 3 is incorporated herein by reference.
Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 8 of 10 Pages

Item 7.	Materials to be Filed as Exhibits.
Exhibit A:	Schedule of Transactions

Exhibit B:	Joint Filing Agreement (incorporated by reference to the Issuer’s Schedule 13D filed with the Securities and Exchange Commission on March 1, 2013)

Page 9 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 18, 2018

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By:	Juniper HF Investors II, LLC, its General Partner

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER HF INVESTORS II, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

By:	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By:	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 10 of 10 Pages